NO ACT

1E
2-23-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005150

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-24-15

Karen Hsu Kelley
Simpson Thacher & Bartlett LLP
kkelley@stblaw.com

Re: MasterCard Incorporated

Dear Ms. Kelley:

This is in regard to your letter dated February 23, 2015 concerning the shareholder proposal submitted by Calvert Investment Management, Inc. on behalf of the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio for inclusion in MasterCard's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that MasterCard therefore withdraws its February 2, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Ivy Wafford Duke
Calvert Investment Management, Inc.
ivy.duke@calvert.com

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2408

E-MAIL ADDRESS
kkelley@stblaw.com

VIA E-MAIL

February 23, 2015

Re: MasterCard Incorporated
Rule 14a-8 of the Securities Exchange Act, as amended
Exclusion of Shareholder Proposal submitted by
Calvert Investment Management, Inc.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter serves to inform you that, on behalf of our client, MasterCard Incorporated (the "Company"), we hereby withdraw our letter dated February 2, 2015 to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes a shareholder proposal (the "Proposal") submitted by Calvert Investment Management, Inc. (the "Proponent") from its proxy materials for the Company's 2015 Annual Meeting of Stockholders. The Proponent has indicated to the Company that it is withdrawing the Proposal. Attached hereto as Exhibit A is a copy of the Proponent's signed letter to the Company withdrawing the Proposal.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (212) 455-2408 or Craig Brown, Senior Managing Counsel and Assistant Corporate Secretary of the Company, at (914) 249-3964.

Sincerely,



Karen Hsu Kelley

Enclosure

cc: Janet McGinness, MasterCard Incorporated
Craig Brown, MasterCard Incorporated
Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP
Emily Kaiser, Calvert Investment Management, Inc.

Exhibit A

Withdrawal Letter



Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

February 23, 2015

Janet McGinness
Corporate Secretary
MasterCard, Inc.
2000 Purchase Street
Purchase, New York 10577-2509

Dear Ms. McGinness,

This letter indicates withdrawal of Calvert Investments' shareholder proposal, filed on behalf of the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio, to MasterCard, Inc. requesting that the Board prepare and publish a report on the Board's and the company's approaches to identifying and managing civil rights risks related to the company's collection and use of big data.

We greatly appreciate the company's response to our proposal and base our withdrawal on the following commitments:

1. MasterCard will amend the Privacy & Data Protection Report on its website to reference the company's non-discrimination efforts in the context of personal financial data collection and use. MasterCard will amend this policy by December 31, 2015.

2. MasterCard will meet once in 2015 with Calvert Investments and any other parties mutually agreed to by both MasterCard and Calvert to discuss the MasterCard's evolving approaches to addressing data and civil rights issues. This meeting will occur by December 31, 2015.

3. MasterCard will withdraw its February 2, 2015, no-action request to the Securities and Exchange Commission concerning the present Calvert shareholder proposal.

4. Calvert Investments will communicate the outcomes of this engagement to Calvert shareholders and the general public. Calvert will provide the proposed communications to MasterCard in advance of posting to the Calvert website.

Thank you for your and your colleagues' willingness to work with us in addressing sensitive, complex issues that lie at the heart of your business. We believe that MasterCard's transparency concerning and incisive attention to these issues present the potential to distinguish your company from peers in the payment services industry and other sectors with high exposure to data and rights challenges. We look forward to continuing to work with you on these matters.

Sincerely,

Ivy Wafford Duke
Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Deputy General Counsel and Assistant Secretary, Calvert Investment Management, Inc.

Cc: Bennett Freeman, Senior Vice President, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investment Management, Inc.
Erica Lasdon, Senior Sustainability Analyst and Manager, Portfolio, Calvert Investment Management, Inc.
Emily Kaiser, Esq., Sustainability Analyst, Calvert Investment Management, Inc.

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2408

E-MAIL ADDRESS
kkelley@stblaw.com

VIA E-MAIL

February 2, 2015

Re: MasterCard Incorporated
Rule 14a-8 of the Securities Exchange Act, as amended
Exclusion of Shareholder Proposal submitted by
Calvert Investment Management, Inc.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of MasterCard Incorporated ("MasterCard" or the "Company") with respect to the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Calvert Investment Management, Inc. (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2015 Annual Meeting of Stockholders (collectively, the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against the Company if it omits the Proposal in its entirety from the Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this request for no-action relief to the Staff via e-mail at shareholderproposals@sec.gov, and the undersigned has included her name and telephone number both in this letter and in the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are:

1. filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission; and

2. simultaneously providing the Proponent with a copy of this submission.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to the Company. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to the Company.

I. The Proposal

On December 11, 2014, the Company received the Proposal, which sets forth the following resolution for adoption by the Company's stockholders:

"RESOLVED: Shareholders request that the Board prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to MasterCard's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making."

II. Bases for Exclusion

The Company respectfully requests the Staff's concurrence that the Company may exclude the Proposal from its Proxy Materials pursuant to any one or all of the bases set forth below:

A. The Proposal is excludable under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;

B. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations; and

C. The Proposal is excludable under Rule 14a-8(i)(3) because it is vague and indefinite and thus inherently misleading.

III. Discussion of Bases for Exclusion

A. The Proposal is Excludable under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) of the Exchange Act permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." The Commission has stated, with regard to the predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976).

The Commission has made clear that in order to meet the "substantially implemented" standard, a shareholder proposal need not be "fully effected" by the company. *See* Exchange Act Release No. 40018 (May 21, 1998) (confirming the position taken by the Commission in Exchange Act Release No. 20091 (Aug. 16, 1983)). Indeed, in 1983, the Commission concluded that the "previous formalistic application [of the rule]" – *i.e.*, an interpretation that required line-by-line compliance by companies – "defeated its purpose." Exchange Act Release No. 20091 (Aug. 16, 1983).

The Staff has consistently taken the position that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (*avail.* Mar. 28, 1991); *see also McDonald's Corp.* (*avail.* Mar. 26, 2014) (concurring in the exclusion of a shareholder proposal requesting that the board review its directors' duties with respect to sustainability and corporate social responsibility issues and issue a report to shareholders, since the company's "public disclosures compare favorably with the guidelines of the proposal"); *Dollar General Corp.* (*avail.* Mar. 7, 2014) (permitting exclusion of a shareholder proposal requesting a report to shareholders on the company's human rights risk assessment, because the company's "public disclosures compare favorably with the guidelines of the proposal"); *The Boeing Co.* (*avail.* Feb. 17, 2011) (permitting exclusion of a proposal requesting that management review the company's human rights policies and report on its findings where the company's policies, practices and procedures compared favorably with the guidelines of the proposal). In other words, in order to meet the "substantial implementation" standard under Rule 14a-8(i)(10), a company's actions must satisfactorily address the shareholder proposal's essential objective, even if in a manner other than that suggested by the shareholder proponent. *See, e.g., Kohl's Corp.* (*avail.* Jan. 28, 2014) (permitting exclusion of a shareholder proposal requesting that the board report to shareholders on the company's process for identifying and analyzing human rights risks in the company's operations and supply chain, because the company's public disclosures already achieved the essential objective of the proposal); *Pfizer Inc. (Perella)* (*avail.* Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (granting no-action relief with regard to a shareholder proposal requesting a report to shareholders on measures taken to reduce the use of animal testing because the company had already published information on such efforts); *Wal-Mart Stores, Inc.* (*avail.* Mar. 30, 2010) (concurring in the exclusion of a shareholder proposal requesting that the company's board adopt certain global warming principles, where the company had already instituted policies reflecting, at least to some degree, each of the principles enumerated in the proposal); *ConAgra Foods, Inc.* (*avail.* July 3, 2006) (allowing exclusion of a shareholder proposal requesting that the board issue a sustainability report to shareholders where the company publicly disclosed information of the sort requested in the proposal).

Moreover, the Staff frequently grants requests for no-action relief under Rule 14a-8(i)(10) with regard to shareholder proposals seeking the preparation of a report where the company has already published the relevant information on its public website. *See, e.g., Dow Chemical Co.* (*avail.* Mar. 18, 2014) (permitting exclusion of a shareholder proposal requesting a report to shareholders on the impacts of a gas leak and any actions the company intends to take to reduce such impacts where the company had posted on its website a document addressing these issues); *Pfizer Inc. (Perella)* (*avail.* Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (permitting exclusion of a shareholder proposal requesting a report to shareholders on measures taken to reduce the use of animal testing when the company had satisfied the objective of the proposal by publishing on its website its guidelines and policy on animal care); *Aetna Inc.* (*avail.* Mar. 27, 2009) (concurring in the exclusion of a shareholder proposal requesting a report describing the company's policy responses to public concerns about gender and insurance where the company had published a paper addressing these issues on its website); *Alcoa Inc.* (*avail.* Feb. 3, 2009) and *Wal-Mart Stores, Inc.* (*avail.* Mar. 10, 2008) (in each case, permitting the exclusion of a shareholder proposal requesting a report on global warming when the company had already generally addressed the issue on its website).

The Proposal requests that the Company's Board of Directors prepare a public report regarding civil rights risks pertaining to MasterCard's use of "big data." The Company believes the Proposal may be excluded from its Proxy Materials because the Company's existing public disclosures compare favorably with the guidelines of the proposal.

On its public website, the Company publishes a Privacy & Data Protection Report, which explains how MasterCard handles and protects its customers' personal data and reflects the Company's commitment to privacy. A copy of the Company's Privacy & Data Protection Report is attached as Exhibit B.

The Company's Privacy & Data Protection Report indicates that MasterCard's corporate mission "incorporates privacy into [its] business practices" and that the Company "ensure[s] privacy and data are protected and . . . regularly conduct[s] training to assist in this understanding." The report also explains that MasterCard designs, develops and delivers its products and services "with respect for privacy." The report proceeds to state that MasterCard's "privacy program is dedicated to ensuring legal compliance with applicable laws, setting standards and policies and implementing best practices to ensure privacy is embedded throughout [the Company's] product life cycle."

The Company's Privacy & Data Protection Report also underscores the limited amount of information to which MasterCard has access. The report clarifies that unlike financial institutions, which "have their own comprehensive data relationship with their cardholders," MasterCard's "data relationship with [its] cardholders is quite limited." The report proceeds to explain that for the majority of its transactions, the Company "receive[s] only the card account number with no other personal information, not even the cardholder's name" or other contact information, nor does it "receive information about the type of merchandise or service that is purchased." In sum, the Company's Privacy & Data Protection Report makes clear that "[w]ith this limited scope of information, MasterCard does not have the ability to identify a given card account number to a particular individual or to contact cardholders." Furthermore, as referenced in the report, even law enforcement and other government agencies recognize the Company's "limited data profile," as evidenced by the fact that "MasterCard receives far fewer requests [from such agencies to provide data about its cardholders] than other companies of [MasterCard's] size and global reach." Accordingly, the disclosures in the Company's Privacy & Data Protection Report plainly signify that there is minimal civil rights risk associated with MasterCard's use of "big data."

Moreover, the Company's Privacy & Data Protection Report expresses the commitment of the Company's Board, Audit Committee and management to privacy and describes their oversight with respect to MasterCard's privacy program. The report provides that "MasterCard has a Chief Information Governance and Privacy Officer and has created a global team of professionals responsible for administering a comprehensive privacy program." The report explains that "[o]n an annual basis, or more frequently if needed, the Privacy Officer provides a comprehensive assessment of the program and the related risks to the Audit Committee of [the Company's] Board of Directors."

Similarly, the charter of the Audit Committee charges the committee with providing assistance to the Board in fulfilling its responsibility with respect to its oversight of the Company's risk assessment and risk management. The charter further specifies that, among other risks, the Audit Committee "shall oversee . . . privacy and data protection risks." The charter provides that in executing its risk oversight role, "the Committee should meet periodically with management, the independent registered public accounting firm and other advisors as it deems appropriate."

The Company's Privacy & Data Protection Report and Audit Committee charter address the Proposal's essential objectives of providing information regarding civil rights risks pertaining to MasterCard's use of big data by acknowledging the limited amount of data to which the Company has access and describing the Board and management's oversight of risks relating to privacy and data protection. The Company believes, therefore, that it has substantially implemented the proposal and may exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

B. The Proposal is Excludable under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations

Under Rule 14a-8(i)(7) of the Exchange Act, a company is permitted to exclude a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Commission has explained that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). As clarified by the Commission, the term "ordinary business operations" in Rule 14a-8(i)(7) "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; rather, the term is "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.*

The Commission has stated that "[t]he policy underlying the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 40018. The first recognizes that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* As discussed further below, the Proposal implicates both of these considerations.

The Staff has indicated that a proposal's request for a report regarding the oversight of risks does not preclude exclusion under Rule 14a-8(i)(7) if the proposal's underlying subject matter relates to the company's ordinary business operations. Specifically, in Staff Legal Bulletin No. 14E (Oct. 27, 2009), the Staff explained that in evaluating shareholder proposals that request a risk assessment:

> "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk.... [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document – where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business – we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

See also Sempra Energy (*avail.* Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal urging the board "to conduct an independent oversight review of the [c]ompany's management of political, legal and financial risks posed by [the company's] operations in any country that may pose an elevated risk of corrupt practices"); *The Western Union Co.* (*avail.* Mar. 14, 2012) (granting no-action relief under Rule 14a-8(i)(7) with regard to a shareholder proposal requesting the establishment of a board risk committee and a report on certain identified risk categories, specifically noting that "the underlying subject matters of [such] risks appear to involve ordinary business matters"); *Pfizer Inc.* (*avail.* Feb. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and provide a report to shareholders on the assessment).

1. The Subject Matter of the Proposal Pertains to Issues Central to the Company's Ordinary Business Operations

The Company believes that the Proposal is excludable as relating to the Company's ordinary business operations because the Proposal pertains to certain tasks that are fundamental to the ability of MasterCard's management to run the Company on a day-to-day basis. Notably, the Proposal relates to the Company's product design process, which is at the heart of the Company's ordinary business operations. MasterCard's "Privacy by Design" process, which the Company's Privacy & Data Protection Report explains is a commitment to "design, develop and deliver [its] products and services with respect for privacy," is integral to the Company's creation and development of new products and services. This has become especially true in recent years, as MasterCard's products and services have become increasingly reliant on data. Moreover, in its partnerships with third parties, MasterCard often must evaluate data sources and data combinations as part of its product and service constructs.

The Staff has recognized that proposals relating to product development are excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. *See, e.g., DENTSPLY International Inc.* (*avail.* Mar. 21, 2013) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company's board issue a report summarizing the company's policies and plans for phasing out mercury from its products, noting in particular that "the proposal relates to [the company's] product development"); *Danaher Corp.* (*avail.* Mar. 8, 2013) (same, and noting that "[p]roposals concerning product development are generally excludable under rule 14a-8(i)(7)"); *Applied Digital Solutions, Inc.* (*avail.* Apr. 25, 2006) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the harm the continued sale and use of radio frequency identification chips could have on the public's privacy, personal safety and financial security).

Because the subject matter underlying the Proposal pertains to MasterCard's product development, the Company believes that the Proposal relates to the Company's ordinary business operations and may, therefore, be excluded pursuant to Rule 14a-8(i)(7).

2. The Proposal Seeks to Micromanage the Company

The Company also believes that the Proposal is properly excludable under Rule 14a-8(i)(7) because it seeks to "micro-manage" the Company. The Commission has noted, for example, that "[t]his consideration may come into play" where the proposal "seeks to impose specific time-frames . . . for implementing complex policies." *Id.* Indeed, the Commission has granted no-action relief under Rule 14a-8(i)(7) where the shareholder proposal has dictated the timeframe by which the company must implement the proposal. *See, e.g., DeVry Inc.* (*avail.* Sept. 6, 2013) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(i)(7) where the proposal sought to require the publication of a report relating to the ability of graduates to repay student loans and imposed a specific timeframe for completing the report); *General Electric Co.* (*avail.* Jan. 25, 2012) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) where the proposal sought to require a process for evaluating and nominating independent directors and dictated a specific date for determining which directors were subject to the evaluation process); *The Chubb*

Corp. (*avail.* Feb. 26, 2007) (granting no-action relief under Rule 14a-8(i)(7) with regard to a proposal requesting that the board provide a report relating to climate change within six months of the upcoming annual meeting).

The Proposal is similarly excludable because it attempts to micro-manage the Company by requesting a report detailing how the Company identifies, oversees, analyzes and mitigates "civil rights risks" as they relate to MasterCard's "use of big data" within an unreasonably short timeframe. Specifically, the Proposal specifies a due date of October 31, 2015 – less than six months after the expected due date of the Company's 2015 Annual Meeting. The imposition of this specific timeframe amounts to impermissible micro-management of the Company, putting the Proposal within the ambit of Rule 14a-8(i)(7) and rendering it excludable as relating to the Company's "ordinary business operations."

C. The Proposal is Excludable under Rule 14a-8(i)(3) Because It is Vague and Indefinite and Thus Inherently Misleading

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded from the company's proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has explained that exclusion of a proposal may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer* v. *Securities and Exchange Commission*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). The Commission has recognized that ambiguity creates the risk that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (*avail.* Mar. 12, 1991).

On numerous occasions, the Staff has concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) due to the fact that key terms in the proposal were so vague and indefinite as to render the proposal materially misleading. *See, e.g.*, *Berkshire Hathaway Inc.* (*avail.* Jan. 31, 2012) (concurring in the exclusion of a proposal seeking to require specified company personnel "to sign-off by means of an electronic key . . . that they have observed and approve or disapprove of [certain] figures and policies," noting that the proposal "does not sufficiently explain the meaning of 'electronic key' or 'figures and policies' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *The Boeing Co.* (*Recon.*) (*avail.* Mar. 2, 2011) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(3), noting that "the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The Proposal is fundamentally vague and indefinite because it fails to define key terms, making it impossible for the Company or its shareholders to understand what measures the Proposal seeks to implement. Specifically, the Proposal requests a report relating to the Company's analysis and identification of "civil rights risks related to MasterCard's use of big data," but provides no clarity on the ambiguous terms "civil rights risks" or "big data." "Civil rights" is a broad term subject to multiple interpretations, depending on the context. The Proposal does not provide any guidance, for example, on whether U.S. or some other international standards of "civil rights" would apply to the Company's review. Nor does the Proposal indicate which factors are encompassed in "civil rights" and whether factors lawfully used by the Company in its business are included in this term. Similarly, the Proposal fails to define "big data," leaving the Company and its shareholders guessing as to the meaning of this term – clearly intended to mean something other than "data" generally.

Because of the ambiguities in the terms central to the Proposal, neither the shareholders voting for the Proposal, nor the Board in implementing the Proposal (if adopted), would be able to ascertain what actions the Proposal requires. Accordingly, the Company believes that the Proposal may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(3).

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials.

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

If you have any questions regarding this request, or need any additional information, please do not hesitate to contact the undersigned at (212) 455-2408 or kkelley@stblaw.com.

Sincerely,



Karen Hsu Kelley

Enclosures

cc: Janet McGinness, MasterCard Incorporated
Craig Brown, MasterCard Incorporated
Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP
Emily Kaiser, Calvert Investment Management, Inc.

Exhibit A

Copy of the Proposal and Accompanying Correspondence



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 11, 2014

Bart Goldstein, Corporate Secretary
MasterCard Inc.
Office of the Corporate Secretary
2000 Purchase Street
Purchase, New York 10577

Dear Mr. Goldstein:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 40 mutual funds sponsored by Calvert Investments, Inc. As of December 9, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert Social Index Fund, and Calvert VP S&P 500 Index Portfolio (each a "Fund") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that the Board of Directors prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and the company management identify, oversee, and analyze civil rights risks related to MasterCard's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Emily Kaiser, Esq., at 301-961-7457, or contact her via email at emily.kaiser@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke
Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Deputy General Counsel and Assistant Secretary, Calvert Investment Management, Inc.

Report on Big Data Practices

Whereas

In the digital age, data is critical to many businesses. Companies across sectors collect and analyze vast data sets, interpreted through computer algorithms, to develop and market products and services. This process of "big data" collection and analytics stands to contribute importantly to advances in health, technology, and public safety. However, because companies' use of big data involves personal data which often categorizes consumers by ethnicity, health, or socioeconomic status, these practices also may present significant risks.

"(B)ig data analytics have the potential to eclipse longstanding civil rights protections in how personal information is used in housing, credit, employment, health, education, and the marketplace," warned a 2014 U.S. Government report to President Obama. The Federal Trade Commission has expressed similar concerns. According to a group of leading civil rights and social justice organizations, "it is vitally important that these technologies be designed and used in ways that respect the values of equal opportunity and equal justice."

Companies' potential violation of rights is notable from social and political perspectives, but also is a matter of shareholder concern, as a possible driver of litigation, reputational damage, and negative business impacts.

Data brokers, companies that sell data and consumer analysis, regularly use big data to build consumer profiles that integrate assumptions about consumer behavior. Because data broker reports tend to categorize individuals according to socioeconomic status, these reports may bear problematic civil rights implications, if bought and used by companies that employ discriminatory or predatory marketing practices.

MasterCard has recently entered the data brokerage business, relying on the data generated by its approximately 2 billion credit card customers. The company has used card holders' behavioral consumer data to offer big data analytics to retailers, financial service companies, and government agencies. MasterCard has not disclosed revenues associated with big data sales, but the company's "other revenues", which include these sales, increased by 22 percent in the first quarter of 2014. MasterCard's payment processing business grew by 14 percent in the same period.

RESOLVED: Shareholders request that the Board prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to MasterCard's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.



STATE STREET.

December 10, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 9, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of MasterCard Incorporated (Cusip 57636Q104). Also the funds held the amount of shares indicated continuously since 12/1/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/9/2014	Shares Held Since 12/1/2013
D872	Calvert Social Index Fund	57636Q104	MasterCard Incorporated	28,782	2,495
D894	Calvert VP S&P 500 Index Portfolio	57636Q104	MasterCard Incorporated	18,235	2,072

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

MasterCard
2000 Purchase Street
Purchase, NY 10577-2509
tel 1-914-249-2000
www.mastercard.com


MasterCard

VIA FEDERAL EXPRESS AND E-MAIL

December 19, 2014

Re: Stockholder Proposal

Emily Kaiser
Calvert Investments Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Ms. Kaiser:

This letter is in response to a stockholder proposal submitted by Calvert Investment Management, Inc. ("Calvert"), dated December 11, 2014, to be included in the 2015 proxy statement for MasterCard Incorporated (the "Company"). The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the following procedural and eligibility deficiency in Calvert's letter.

In its submission, Calvert included a letter from State Street Bank and Trust Company ("State Street"), dated as of December 10, 2014, verifying Calvert's continuous ownership of shares held in the Company as of December 9, 2014, as required by Rule 14a-8(b) of the Exchange Act. Rule 14a-8(b), however, requires a stockholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year **by the date you submit the proposal**" (emphasis added). The letter from State Street does not satisfy this requirement because it does not verify Calvert's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted. Instead, Calvert's proof of ownership leaves a gap between the date of verification and the date the proposal was submitted. In order to cure this defect, Calvert must obtain a new proof of ownership letter from the "record" holder of Calvert's securities, i.e., State Street, that verifies Calvert's continuous ownership of the requisite amount of securities for the one-year period preceding and including the date of submission of the stockholder proposal, i.e., December 11, 2014.

Pursuant to Rule 14a-8(f), you must provide us with sufficient verification of Calvert's beneficial ownership of the Company's securities within 14 calendar days of your receipt of this letter. For your reference, we have attached a copy of Rule 14a-8 of the Exchange Act. To transmit your reply electronically, please reply to my attention at the following fax number: (914) 249-4366 or by e-mail to janet_mcginness@mastercard.com. To reply by mail, please reply to my attention at MasterCard Incorporated, 2000 Purchase Street, Purchase, New York 10577. Otherwise, please contact me at (914) 249-5244 should you have any questions. We appreciate your interest in the Company.

Sincerely,



Janet McGinness
Corporate Secretary

Enclosure

Pages 21 through 26 redacted for the following reasons:
- -
Copyrighted Material Omitted



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 29, 2014

VIA FACSIMILE AND OVERNIGHT MAIL

MasterCard Incorporated
2000 Purchase Street
Purchase, New York 10577
Attention: Janet McGinness, Corporate Secretary

Dear Ms. McGinness:

In response to your request received by Calvert on December 19, 2014, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert Social Index Fund and Calvert VP S&P 500 Index Portfolio (referred to as the Funds) are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, each Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and each Fund intends to continue to own the requisite number of shares in the Company through the date of the 2015 annual meeting of shareholders.

Please contact Emily Kaiser, Esq., at (301) 961-4757 or contact her via email at emily.kaiser@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Assistant Vice President, Assistant Secretary and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

State Street letter



STATE STREET

December 22, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 19, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of MasterCard, Inc. (Cusip 57636Q104). Also the funds held the amount of shares indicated continuously since 12/5/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/19/2014	Shares Held Since 12/5/2013
D872	Calvert Social Index Fund	57636Q104	MasterCard, Inc.	29,480	2,495
D894	Calvert VP S&P 500 Index Portfolio	57636Q104	MasterCard, Inc.	18,235	2,072

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

Exhibit B

Copy of the Company's Privacy & Data Protection Report


MasterCard

Our Company What We Do Corporate Responsibility Investor Relations Newsroom Careers


POLICIES AND REPORTS

Code of Conduct

Corporate Compliance

Privacy & Data Protection Report

MasterCard believes our customers and cardholders have a right to understand how their personal data is handled, and we consider it our responsibility to provide them with the most current and state of the art privacy and security protections available. MasterCard has prepared the following report to explain our information practices, our commitment to privacy, as well as to increase transparency about our business.

MasterCard is a technology company in the global payments industry that connects consumers, financial institutions, merchants, governments and businesses worldwide. We facilitate the processing of payment transactions, permitting MasterCard cardholders to use their cards and other payment devices at millions of merchants worldwide. Our network provides consumers and businesses with a quick, convenient and secure payment method that is accepted worldwide. Our network also provides merchants with an efficient and secure means of receiving payment. We don't issue the cards or extend credit. Financial institutions have their own comprehensive data relationship with their cardholders. Our data relationship with our cardholders is quite limited. For the majority of our transactions we receive only the card account number with no other personal information, not even the cardholder's name.

Our Data

MasterCard receives most of its data when it processes payment transactions; however, we receive a limited amount of data for processing these transactions. We receive the card account number, the merchant name and location, the date and the total amount of the transaction. Importantly we do not receive the cardholder's name or other contact information. Nor do we receive information about the type of merchandise or service that is purchased. With this limited scope of information, MasterCard does not have the ability to identify a given card account number to a particular individual or to contact cardholders.

In addition to our core payment processing activities, we offer some optional programs. For these programs, cardholders make a conscious choice to opt-in after reviewing a notice. If a cardholder explicitly consents to participate in these programs, we may collect additional personal data, such as the cardholder's name.

Government Requests for Data

On occasion, MasterCard receives requests from law enforcement and other governmental agencies to provide data about our cardholders. MasterCard responds to these inquires by educating the inquiring agency about our limited data set; we then refer them to the appropriate financial institution, which has a more comprehensive financial and data relationship with the relevant cardholder. Due to our limited data profile, as explained above, MasterCard receives far fewer requests than other companies of our size and global reach. In those instances where a law enforcement or governmental agency further pursues a request, MasterCard ensures that they follow the required legal process for their country and jurisdiction. If there is a question about the legitimacy or scope of the request, we challenge it. Only when we are satisfied that the legal process is valid and appropriate do we deliver the narrowest possible set of data required to be responsive to the request.

Commitment to Privacy & Data Protection

MasterCard builds privacy and data protection into the fabric of our business and has a longstanding commitment to privacy. The way we handle data is a vital part of our responsibility to our customers, cardholders and employees and is part of how we earn their trust.



- Culture– We value privacy because of its value to people. Our corporate mission focuses the organization's efforts to make payments safe, simple and smart, and incorporates privacy into our business practices. We ensure privacy and data are protected and we regularly conduct training to assist this understanding.
- Board/Executive Oversight – MasterCard's commitment to privacy starts at the highest levels of the organization, with our Board of Directors and Chief Executive Officer. MasterCard has a Chief Information Governance and Privacy Officer and has created a global team of professionals responsible for administering a comprehensive privacy program. On an annual basis, or more frequently if needed, the Privacy Officer provides a comprehensive assessment of the program and the related risks to the Audit Committee of our Board of Directors.
- Accountability – MasterCard holds itself accountable for how it collects, uses and discloses personal data. MasterCard discloses its privacy and data protection practices in one simple privacy notice for all of our transaction processing activities, including our use of data to fight fraud and identity theft. http://www.mastercard.us/privacy/ . MasterCard has self-certified its compliance with the EU-US Safe Harbor principles http://www.mastercard.us/privacy/safe-harbor.html . On a bi-annual basis MasterCard's security, privacy and information practices are reviewed by United States financial regulators for compliance with the requirements of U.S. financial privacy laws.
- Privacy by Design – We design, develop and deliver our products and services with respect for privacy. Our privacy program is dedicated to ensuring legal compliance with applicable laws, setting standards and policies and implementing best practices to ensure privacy is embedded throughout our product life cycle.
- Policy Development – We work with governments, regulators and policy makers to develop meaningful privacy laws and standards and balance the right to privacy against other legal obligations necessary for a free and secure society.

We are committed to engagement and understanding what our stakeholders think of our approach, our reporting on information practices and our commitment to privacy. If you have any questions or comments about this report or our privacy practices, please click here https://www.mastercard.com/us/personal/en/general/contact-us.html or write to us at:

Chief Privacy Officer
MasterCard Worldwide
2000 Purchase Street
Purchase, NY 10577
USA

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